REGI U.S., INC.

REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.regtech.com

NEWS RELEASE

REGI U.S., Inc.
(the “Company” or “Reg” or “REGI”)

REGI U.S., INC. / REG TECHNOLOGIES INC. Announce
CEO Clips feature presentation on AIR CANADA

For Immediate Release: August 1, 2007. Vancouver, BC – REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) and Reg Technologies Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) announces CEO Clips, a series of two minute corporate profiles on Canadian companies, will feature the Company on AIR CANADA for the entire month of August.

The clip can also be viewed online via this link: www.b-tv.com/i/videos/regiaircan.wmv

In addition it will be posted on Yahoo Finance Canada and Stockhouse.com.

ABOUT AIR CANADA

Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the transborder market and each of the Canada-Europe, Canada-Pacific, Canada-Caribbean/Central America and Canada-South America markets.

As Canada’s premier airline, Air Canada boasts over 2.5 million Passengers per month.

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.

REGI U.S., Inc. owns the U.S. rights to the Rand Cam™/RadMax® rotary technology used in the revolutionary design of light weight and high efficiency engines, compressors and pumps. The RadMax® engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. REGI U.S., Inc. and parent company Reg Technologies Inc. are currently designing and testing prototype RadMax® diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications. For more information, please visit www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson President

Contacts:	REGI U.S., Inc
John Robertson, 1-800-665-4616

Forward-Looking Statements

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.